
January 10, 2014

Via E-mail
Kevin Frija
Chief Executive Officer
Vapor Corp.
3001 Griffin Road
Dania Beach, FL 33312

> **Re:** **Vapor Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 26, 2013**
> **File No. 333-192391**

Dear Mr. Frija:

We have reviewed your responses to the comments in our letter dated December 13, 2013 and have the following additional comments.

Prospectus Summary, page 2

The Market for Electronic Cigarettes, page 3

1. We note your response to our prior comment 6. In light of bans by certain cities, businesses and venues on the use of e-cigarettes, please revise page 3 and throughout to address the increasing bans on e-cigarettes or advise.

Risk Factors, page 7

We may not be able to establish sustainable relationships with large retailers, page 14

2. We note your response to our prior comment 14. Please revise to clarify the scope of your relationships with your retailer stores and/or convenience chain stores that sell your products here.

Business, page 35

Company Background, page 35

3. We note your response to our prior comment 18 and reissue. Please revise to eliminate non-substantiable statements or other marketing language in this section, including statements such as those on page 26 regarding your "unique ability," and those on page

37 that you offer products in "fashionable cases." Please also revise similar statements throughout the prospectus.

Our Brands, page 35

4. Please clarify the first paragraph here and throughout that you do not manufacture your products or advise.

5. We note your response to our prior comment 20. Please revise to clarify whether the listed products are available for each brand of your electronic cigarettes, or whether the listed products are unique to certain brands.

6. We note the statements under this subsection that your flavor profiles "will serve to differentiate" your products and that you will position yourself to comply with "any government regulations and good manufacturing practices that may be issued for electronic cigarette products in the future." Please revise to clarify such statements as beliefs of management and balance the disclosure by stating that you cannot provide assurance that you will be able to realize these goals.

Manufacturing, page 40

7. We note your response to our prior comment 23 and reissue in part. We note that you have eleven manufacturers of your products in China. Please tell us whether you are materially dependent on any manufacturer.

Management, page 47

Executive Compensation, page 49

8. We note your response to our prior comment 25 and reissue in part. Please revise the Summary Compensation Table and footnotes to include clarifying disclosure for your two other most highly compensated executive officers for the fiscal year 2011 for the partial years in their respective roles or advise.

Description of Capital Stock, page 56

9. We note your response to our prior comment 33 and reissue in part. Please tell us how you calculated your total issued and outstanding common stock figures. Taking into account the number of outstanding shares as of September 30, 2013 (60,185,344) and the additional issuances that you referenced in your response, we were unable to reconcile the amounts disclosed here. Please also revise the first risk factor on page 20 to refer to your common stock figure as of the most recent practicable date.

You may contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
Andrew E. Balog, Esq.
Greenberg Traurig, P.A.